

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 27, 2017

Via E-mail
James Jiayuan Tong
Chief Executive Officer, Chief Financial Officer, Director
Bison Capital Acquisition Corp.
609-610 21st Century Tower
No. 40 Liangmaqiao Road
Chaoyang District, Beijing 100016, China

> **Re:** **Bison Capital Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 1, 2017**
> **CIK No. 0001697805**

Dear Mr. Tong:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please tell us whether you are a "foreign private issuer" under Rule 405 of Regulation C under the Securities Act of 1933. We note, for example, that your principal shareholders do not appear to be residents of the United States and your disclosure that you may qualify as a passive foreign investment company. Please note that securities registered by

a foreign private issuer are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act. To the extent you are a foreign private issuer, please revise to clarify that you will conduct all redemptions pursuant to the tender offer rules regardless of whether you seek shareholder approval for the initial business combination. Furthermore, to the extent that you intend to elect to report on domestic forms while you qualify as a foreign private issuer, please disclose this intention.

Prospectus Cover Page

3.   Please revise the purchase by your sponsors to also disclose the 1,437,500 shares already purchased, as well as the purchase price.

4.   Please revise to indicate your underwriting discounts and commissions will be $0.30 per unit, not $0.03, or explain this apparent discrepancy.

Summary

5.   Please add a bullet that "sponsors" refers to Bison Capital Holding Company Limited.

General

6.   Revise the second paragraph to disclose if a purchase involving "variable interest entities" is allowable.

7.   Revise the third paragraph to disclose Bison Capital's assets, equity, at 12/31/2016 and the revenues and net income for the year ended 12/31/2016.

8.   Revise the first and fourth bullets to provide details of those claims.

Private Placements, page 3

9.   We note that the additional private units will only be purchased in compliance with Regulation M and Section 9(a)(2) and 10(b) of the Exchange Act. Please disclose the circumstances that would make these purchases unavailable and whether these "additional private units" refers to the up to 22,500 private units, or all 272,500 private units referenced.

The Offering

Redemption rights, page 10

10.   Please disclose, if true, that the tender offer price will also be a pro rata portion of the amount of funds then in the trust account. In the alternative, please disclose how the tender offer price will be set.

Risk Factors, page 14

11.   We note that, in several places throughout this section, you state that your public shareholders "may only receive $10.00 per share" implying public shareholders will not receive less than $10.00 per share. Instead, please disclose that your public shareholders will only receive a pro rata portion of the amount then in the trust account, which you estimate to be "initially approximately $10.00 per share," consistent with your disclosure on page 12 that creditors will have priority over your public shareholders' claims such that the "actual per-share redemption price may be less than approximately $10.00" and page 19 that you may decide not to enforce your sponsors' indemnification agreement.

If we seek shareholder approval of our business combination…, page 16

12.   We note your disclosures here and on page 60 regarding privately negotiated transactions. Please tell us how these transactions are consistent with Regulation M and other Exchange Act Rules.

Proposed Business

Redemption of public shares and liquidation if no initial business combination, page 61

13.   We note that your sponsor has agreed to indemnify you with respect to certain claims should they reduce the amounts in the trust account to below $10.00 per share. Please indicate the specific agreement that includes these indemnification obligations and, to the extent it is material, consider filing the agreement as an exhibit to your registration statement.

Principal Shareholder, page 79

14.   Please disclose the ownership percentages of Messrs. Xu, Tong, and Jin in your sponsor, Bison Capital Holding Company Limited.

Part II Information Not Required in Prospectus

Item 16. Exhibits and Financial Statements, page II-2

15.   We note your summary of material U.S. federal income tax consequences relevant to the transaction beginning on page 101. Please revise your Exhibit Index to include and attach a tax opinion. Please see Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19, available on our website, for guidance.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Steven Hollander, Esq.